Exhibit 99.1

Cenovus highlights corporate responsibility performance for 2010

CALGARY, Alberta (July 12, 2011) – Cenovus Energy Inc. (TSX, NYSE: CVE) has released its Corporate Responsibility Report, which provides the company’s 2010 corporate responsibility performance results for its first year of independent operations. The report offers insights on how the company is living up to the commitments it has made in key areas, including protection of the health and safety of employees and the communities where Cenovus operates, environmental stewardship, governance, transparency and community engagement.

Highlights of the report for 2010 include:

•                  Achieved an average steam to oil ratio of 2.2, an important measure of efficiency in the oil sands and one of the lowest rates in the industry

•                  Reduced fresh water intensity by more than 25% over 2009 in the oil sands

•                  Stored an additional 1.7 million tonnes of carbon dioxide at our Weyburn oil facility

•                  Reduced the total frequency of recordable injuries by 15% from 2009

•                  Spent $135 million on supplies and services from Aboriginal-owned and joint-venture businesses

“In our first year of operations, we developed a corporate responsibility policy that reflects what our employees feel is important,” said Jim Campbell, Vice-President of Government Affairs & Corporate Responsibility. “We’ve made a commitment to operate in a responsible manner and we recognize the importance of reporting to our stakeholders in a transparent and accountable way. This report provides a benchmark for us to celebrate our successes and identify ways to continuously improve.”

The Corporate Responsibility Report is structured around Cenovus’s Corporate Responsibility Policy, which consists of six commitment areas: leadership, governance and business practices, people, environmental performance, stakeholder and Aboriginal engagement, and community involvement and investment. The revised Corporate Responsibility Policy reflects Cenovus’s new culture as an independent entity and better aligns with how the company conducts business and plans to grow in the years ahead.

“Corporate responsibility is more than a reporting commitment. It’s literally the guide for how we conduct our business,” Campbell said. “We’re developing a new operations management system that builds on the commitments set out in our Corporate Responsibility Policy to ensure that we have industry-leading standards, controls and procedures to achieve environmental, safety, financial and operating performance and deliver on our growth plans.”

Cenovus uses the Global Reporting Initiative (GRI) as a framework for reporting and aligns its performance metrics with standards set out by the Canadian Association of Petroleum Producers (CAPP) Responsible Canadian Energy (RCE) program. The full report is available for download on www.cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan.

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The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $30 billion. For more information, visit www.cenovus.com.

CENOVUS MEDIA CONTACTS:

Rhona DelFrari

Manager, Media Relations

403-766-4740

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